SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 23 December 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Board Appointment 23 December 2009

Exhibit No: 99.1

23 December 2009

InterContinental Hotels Group PLC

Board Appointment

InterContinental Hotels Group PLC ("IHG") today announces that Mr Graham Allan has been appointed an additional independent Non-Executive Director of IHG. He will join the IHG Board with effect from 1 January 2010.

Graham is the President of Yum! Restaurants International ("YRI"), a subsidiary of Yum! Brands, Inc. with responsibility for more than 13,000 restaurants outside the US and China. He has served in this position since 2003. Immediately prior to this he served as Executive Vice President and Chief Operating Officer of YRI and Managing Director, Europe. Yum! Brands, Inc. operates quick service restaurant brands including KFC, Pizza Hut and Taco Bell in over 100 countries worldwide.

Commenting on his appointment, David Webster, IHG's Non-Executive Chairman, said "I am delighted that Graham has agreed to join our Board. His high degree of experience of brand management, marketing and franchising will be of significant benefit to the Board and the Group as a whole. We very much look forward to welcoming him to the Board".

Graham will serve on the Audit and Nomination Committees of the IHG Board.

Note

No information is required to be disclosed pursuant to LR 9.6.13R (2) to (6) in respect of this appointment.

For further information, please contact:

Investor Relations (Alex Shorland-Ball, Catherine Dolton):	+44 (0) 1895 512 176

Media Affairs (Leslie McGibbon, Emma Corcoran):	+44 (0) 1895 512 425 +44 (0) 7808 094 471

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, nearly 4,400 hotels and over 640,000 guest rooms in 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 47 million members worldwide.

IHG has 1,500 hotels in its development pipeline, which will create 140,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For the latest news from IHG, visit our online Press Office at www.ihg.com/media.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	23 December 2009